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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 4 December 2003

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	4 December 2003
Number	37/03

BHP BILLITON ANNOUNCES SALE OF HIGHLAND VALLEY COPPER AND ROBINSON MINES

BHP Billiton announced today that it had entered into agreements to sell its 33.6% interest in Highland Valley Copper ('HVC') mine and 100% interest in Robinson mine to Quadra Mining Ltd. ('Quadra') for an aggregate cash consideration of US$91 million. The consideration is split US$73 million for HVC and US$18 million for Robinson, payable in full upon completion, which is targeted for February 2004.

Both transactions are subject to various conditions, including the settlement of definitive documentations and the raising of the required funds by Quadra. The HVC transaction is also subject to the existing majority partner, Teck Cominco Limited and its affiliate, Highmont Mining Company, not exercising their right of first refusal and in the event that they do, Quadra will be paid a fee.

The interest in HVC, located in British Columbia, Canada, was acquired by BHP Billiton in October 2000 when the then Billiton Plc acquired Rio Algom. Teck Cominco Limited and its affiliates own the remaining 66.4% interest. Robinson, a copper/gold mine located in Nevada, USA, has been on care and maintenance since mid-1999.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 4 December 2003